Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIARIES

Subsidiary	Jurisdiction of Organization or Incorporation
Air Evac EMS, Inc.	Missouri
Air Medical Group Holdings LLC	Delaware
American Medical Response, Inc.	Delaware
AMR HoldCo, Inc.	Delaware
Global Medical Response, Inc.	Delaware
GMR Intermediate Corp.	Delaware
Med-Trans Corporation	North Dakota